UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Response to Inquiry Relating to Press Reports

As part of its plans to strengthen its non-banking competitiveness, Woori Financial Group Inc. (“Woori Financial Group”) is currently considering the expansion into the insurance industry. In connection therewith, Woori Financial Group has entered into a non-binding memorandum of understanding with the major shareholders of Tong Yang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd. on June 25, 2024 and is in discussions with them regarding the acquisition of such companies, although nothing specific has been decided as of the date of this report.

Additionally, we are reviewing the acquisition of shares of Lotte Insurance Co., Ltd., although nothing specific has been decided as of the date of this report.

We plan to provide further disclosure regarding the above matters either at the time such details have been decided or within one month from the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: June 27, 2024	By:	/s/ Sung-Wook Lee
(Signature)
		Name:	Sung-Wook Lee
		Title:	Deputy President